Exhibit 99.(a)(1)(D)

REMINDER TO THOSE WHO HAVE NOT YET ELECTED

Re:	Power Integrations, Inc. Tender Offer Reminder

The offer to amend Eligible Options, as described in the Offer to Amend Eligible Options that was filed with the SEC on August 14, 2007 is currently open and available to all eligible employees. As previously communicated, the program is scheduled to close at 11:59 p.m. Pacific Time on Friday, September 12, 2007. Our records indicate that you have not yet made an election whether to amend Eligible Options as permitted by the Offer. Therefore, we strongly recommend that you return your election form soon.

As described in the materials, if you do not make an election on or before September 12, 2007, your Eligible Options will not be amended. If you choose not to accept our offer to amend your Eligible Options, you are strongly encouraged to consult with your own tax advisors prior to making such decision in order to discuss the tax consequences of any such choice.

If you have a question after reviewing the materials and attending the employee meetings, contact the Option Tender Offer Team via email at TO@powerint.com, via courier or mail at Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: Option Tender Offer Team, or via facsimile at (408) 414-8907.

However, due to SEC regulations, we are unable to provide additional information beyond that which is filed with the SEC.